Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-250017

PROSPECTUS SUPPLEMENT NO. 8

(to prospectus dated April 27, 2021)

PLBY GROUP, INC.

5,390,763 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 27, 2021 (the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of (i) 390,763 shares of common stock, par value of $0.0001 per share (the “Common Stock”), of PLBY Group, Inc., a Delaware corporation formerly known as Mountain Crest Acquisition Corp, underlying the 355,241 private units issued in connection with a private placement completed on June 4, 2020, and (ii) up to 5,000,000 shares of Common Stock issued in a private placement pursuant to the terms of the Subscription Agreements (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus) by and among MCAC, Merger Sub and Playboy (each as defined in the Prospectus), with the information contained in our Current Report on Form 8-K/A, filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is traded on The Nasdaq Global Market under the symbol “PLBY.” On October 21, 2021, the closing price of our Common Stock was $29.29 per share.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 13 OF THE PROSPECTUS AND IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 21, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2021

PLBY GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39312	37-1958714
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10960 Wilshire Blvd., Suite 2200 Los Angeles, California	90024
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 424-1800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	PLBY	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

On August 11, 2021, PLBY Group, Inc. (“PLBY”) filed a Form 8-K (the “Prior 8-K”) to report the completion, on August 9, 2021, of its acquisition of Honey Birdette (Aust) Pty Limited (“Honey Birdette”) pursuant to a Share Purchase Agreement, dated June 28, 2021, by and among PLBY, PLBY Australia Pty Ltd, Honey Birdette, the holders of all of the capital stock of Honey Birdette (the “Sellers”), and Ray Itaoui, as the Sellers’ representative. This Current Report on Form 8-K/A amends the Prior 8-K to provide the consolidated financial statements of Honey Birdette and its subsidiaries and the pro forma financial information relating to the acquisition of Honey Birdette that are required by Items 9.01(a) and 9.01(b) of Form 8-K, respectively, and should be read in conjunction with the Prior 8-K. Except as set forth herein, no other modification has been made to the Prior 8-K.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired

The audited consolidated financial statements of Honey Birdette and its subsidiaries as of and for the fiscal year ended June 27, 2021 are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

(b)	Pro Forma Financial Information

The unaudited pro forma financial information with respect to PLBY’s acquisition of Honey Birdette as of and for the six months ended June 30, 2021 and the year ended December 31, 2020 are attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The pro forma financial information included in this Current Report on Form 8-K/A has been presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that PLBY will experience after the acquisition.

(c)	Exhibits

Exhibit No.	Description
23.1	Consent of KPMG, Independent Auditors.
99.1	Audited consolidated financial statements of Honey Birdette (Aust) Pty Limited and its subsidiaries as of and for the year ended June 27, 2021.
99.2	Unaudited pro forma condensed consolidated financial information for PLBY Group, Inc. and Honey Birdette (Aust) Pty Limited as of and for the six months ended June 30, 2021 and the year ended December 31, 2020.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 21, 2021	PLBY GROUP, INC.

	By:	/s/ Chris Riley
	Name:	Chris Riley
	Title:	General Counsel and Secretary

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-333-259216) on Form S-8 and registration statements (Nos. 333-250017, 333-255585 and 333-259213) on Form S-1 of PLBY Group, Inc. of our report dated October 18, 2021, with respect to the consolidated financial statements of Honey Birdette (Aust.) Pty Ltd and its subsidiaries, which report appears in the Form 8-K/A of PLBY Group, Inc. dated October 21, 2021.

/s/ KPMG

Sydney, Australia

October 21, 2021

Exhibit 99.1

HONEY BIRDETTE (AUST.) PTY LTD

Index to Consolidated Financial Statements

Fiscal Year Ended June 27, 2021

Page
Audited Consolidated Financial Statements:
Report of Independent Auditors	2

Financial Statements:
Statement of Profit or Loss and Other Comprehensive Income	3
Statement of Financial Position	4
Statement of Changes in Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7

Report of Independent Auditors

KPMG

Independent Auditor’s Report

To the Board of Directors of Honey Birdette (Aust.) Pty Ltd

We have audited the accompanying consolidated financial statements of Honey Birdette (Aust.) Pty Ltd and its subsidiaries, which comprise the consolidated statement of financial position as of June 27, 2021 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

As discussed in Note 1, the accompanying consolidated financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, and International Financial Reporting Standards 1, First-time Adoption of International Financial Reporting Standards, as they do not include comparative figures or an opening IFRS statement of financial position at the date of transition to IFRS, respectively, both of which constitutes a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board.

Qualified Opinion

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Honey Birdette (Aust.) Pty Ltd and its subsidiaries as of June 27, 2021, and their consolidated financial performance and their consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Sydney, Australia

18 October 2021

HONEY BIRDETTE (AUST.) PTY LTD and its Controlled Entities

Statement of Profit or Loss and Other Comprehensive Income

For the 52 weeks ended 27 June 2021

Consolidated ($000s)	Notes	2021
Revenue	2	94,020
Other income	3	252
Cost of Goods	5a	(14,379)
Change in inventory on hand	5a	(5,283)
Employee benefits expense	5a	(16,223)
Property costs	5a	(1,781)
Marketing expense		(2,465)
Depreciation	12,13	(7,282)
Amortisation	14	(59)
Other expenses	5	(13,715)
Finance costs	5b	(786)
Profit before income tax		32,299
Income tax expense	8	(8,853)
Profit for the year		23,446
Foreign operations – foreign currency translation differences		(396)
Other comprehensive income for the year, net of income tax		(396)
Total comprehensive income for the year		23,050
Members interest		23,050

This statement should be read in conjunction with the notes to the financial statements.

HONEY BIRDETTE (AUST.) PTY LTD and its Controlled Entities

Statement of Financial Position

As at 27 June 2021

Consolidated ($000s)	Notes	2021
Current assets
Cash and cash equivalents	24	5,211
Trade and other receivables	9	1,763
Inventories	10	10,481
Other current assets	11	2,908
Total current assets		20,363
Non-current assets
Property, plant and equipment	12	7,022
Right-of-use asset	13	13,891
Deferred tax assets	8	803
Intangible assets	14	54
Total non-current assets		21,770
Total assets		42,133
Current liabilities
Trade and other payables	16	14,886
Lease Liabilities	19	5,242
Current tax liabilities	8	2,246
Employee benefits	18	677
Provisions	17	1,120
Total current liabilities		24,171
Non-current liabilities
Lease Liabilities	19	10,259
Deferred tax liabilities	8	570
Employee benefits	18	39
Provisions	17	363
Total non-current liabilities		11,231
Total liabilities		35,402
Net assets		6,731
Equity
Share Capital	20	1
Retained earnings		7,192
Foreign currency translation reserve		(462)
Total equity		6,731

This statement should be read in conjunction with the notes to the financial statements.

HONEY BIRDETTE (AUST.) PTY LTD and its Controlled Entities

Statement of Changes in Equity

For the 52 weeks ended 27 June 2021

Consolidated ($000s)	Notes	Share capital	Retained earnings	Foreign currency translation reserve	Total
Balance at 29 June 2020		1	10,246	(66)	10,181
Profit for the year		-	23,446	-	23,446
Foreign operations – foreign currency translation differences		-	-	(396)	(396)
Total comprehensive income for the year		-	23,446	(396)	23,050
• dividends paid or provided for	7	-	(26,500)	-	(26,500)
Sub-total		-	(3,054)	(396)	(3,450)
Balance at 27 June 2021		1	7,192	(462)	6,731

This statement should be read in conjunction with the notes to the financial statements.

HONEY BIRDETTE (AUST.) PTY LTD and its Controlled Entities

Statement of Cash Flows

For the 52 weeks ended 27 June 2021

Consolidated ($000s)	Notes	2021
Cash flows from operating activities
Receipts from customers		102,571
Receipts from Government grants	4	2,041
Payments to suppliers and employees		(64,722)
Interest received		-
Finance costs		(786)
Income tax paid		(7,490)
Net cash provided by operating activities	24	31,614
Cash flows from investing activities
Purchase of property, plant and equipment		(1,989)
Proceeds from Fitout contributions received		42
Net cash (used in) investing activities		(1,947)
Cash flows from financing activities
Repayment of bank overdraft		-
Payment of lease liabilities		(6,060)
Dividends paid		(26,500)
Net cash (used in) financing activities		(32,560)
Net change in cash and cash equivalents held		(2,893)
Cash and cash equivalents at beginning of financial year		8,219
FX translation		(115)
Cash and cash equivalents at end of financial year	24	5,211

This statement should be read in conjunction with the notes to the financial statements.

HONEY BIRDETTE (AUST.) PTY LTD and its Controlled Entities

Notes to the Financial Statements

For the 52 weeks ended 27 June 2021

Basis of Preparation

1.	Statement of significant accounting policies

Honey Birdette Pty Ltd and its controlled entities (“the Group”) is a for-profit company limited by shares, incorporated and domiciled in Australia with its registered office at Level 5, 127 York street, Sydney New South Wales 2000. The consolidated financial statements comprise the Company and its subsidiaries. The Group is primarily involved in the retailing of women's lingerie and bedroom accessories.

The Group reports within a retail financial period. The current financial year represents a 52 week period ended on 27 June 2021.

The Group has adopted International Financial Reporting Standard (IFRS) 1, “First Time Adoption of IFRS” as issued by the International Accounting Standards Board (IASB) on June 19, 2003 with an effective date of January 1, 2004. IFRS 1 applies when an entity adopts IFRSs for the first time by an explicit and unreserved statement of compliance with IFRSs. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. In particular, it sets out the requirements, and exemptions from the requirements, with regard to an entity’s opening IFRS balance sheet that it prepares as a starting point for its accounting under IFRSs. In addition, it requires disclosures that explain how the transition from the previously applied national financial reporting framework to IFRSs affected an entity’s reported financial position, financial performance and cash flows.

These are the Group’s first financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS 1, “First Time Adoption of IFRS,” has been applied. As the Group has previously complied with all the recognition, measurement and classification requirements of IFRS and has not elected any options under IFRS 1, there is no impact on the reported Statement of Profit or Loss and Other Comprehensive Income, Statement of Financial Position, Statement of Changes in Equity or the Statement of Changes in Cash Flows.

The consolidated financial statements of the Group for the financial year ended 27 June 2021 were authorised for issue by the Board of Directors on 18 October 2021.

The consolidated financial statements and supporting notes form a general purposes financial report. It:

•	Has been prepared in accordance with the requirements of International Financial Reporting Standards (IFRS) and Interpretations as issued by the International Accounting Standards Board;
•	Has been prepared on a historical cost basis. Intangible assets are stated at the lower of carrying amount and fair value less costs to sell. The Group has no financial assets or liabilities that are required to be measured at fair value;
•	Has adopted all new and amended Accounting Standards and Interpretations issued by the IASB that are relevant to the operations of the Group and effective for reporting periods beginning at commencement of the Group’s 2021 financial year;
•	Has not early adopted any Accounting Standards and Interpretations that have been issued or amended.

Assumptions and estimation uncertainties

The ongoing COVID-19 pandemic has increased the estimation uncertainty in the preparation of financial statements. During FY21, the Group’s operations and financial statements were impacted as a result of disruption to normal trading conditions including temporary shut-downs of stores in UK and Victoria Australia during the year and temporary shutdowns in Metropolitan Sydney subsequent to year end.

In respect of these financial statements, the impact of COVID-19 is primarily relevant to estimates of future performance which is in turn relevant to impairment of non-financial assets and going concern. During and since year end, the Group has seen its consumers switch to Click & Collect and Click & Dispatch with no overall significant change to demand. Consequently, there is no significant estimation uncertainty associated with the carrying value of inventory. In making estimates of future performance relevant to impairment of non-financial assets and going concern, the following assumptions and judgements in relation to the potential impact of COVID-19 have been applied by the Group:

•	Consumer trends experienced during FY21 towards digital/online shopping and Click & Collect and Click & Despatch continue;
•	Stores in temporary shutdown regions are assumed to re-open by end of quarter 1;
•	Stores in other jurisdictions are assumed to remain open and any future shutdowns are intermittent and not for a prolonged period of time;
•	No further uncontracted rental concessions have been assumed; and
•	No new government fiscal or economic stimulus packages.

The Financial report has been prepared on the going concern basis, which assumes that the Group will be able to realise its assets and discharge its liabilities in the normal course of business. In assessing the Group’s ability to continue as a going concern, management have prepared a monthly cash flow model forecast based on the above assumptions. Key assumptions have been stress tested for further downside adjustments to cash receipts due to COVID-19 impacts and restrictions. The Group renewed the bank overdraft facilities of $4 million for a further 12 months, and have met the required financial covenants. Should COVID-19 restrictions or retail trading conditions unexpectedly worsen, the Group is satisfied that it has the flexibility in terms of both staff rostering, flexibility with landlords and undrawn finance facilities to address any reasonably foreseeable deterioration in the cash position of the Group.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the financial year ended 27 June 2021 are included in the following notes:

•	Note 15 – impairment test: key assumptions underlying recoverable amounts;
•	Note 19 - recognition and measurement of lease liabilities: key assumptions underlying the lease term including the exercise or not of options or break clauses.

Foreign currency

Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

Translation of foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss.

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its investment with the entity and has the ability to affect those returns through its power to direct activities of the entity.

The financial results of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to Australian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve in equity.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognised in other comprehensive income, and are presented in the translation reserve in equity.

About the Notes to the financial statements

The notes include information which is required to understand the financial statements and is material and relevant to the operations, financial position and performance of the Group. Information is considered material and relevant if, for example:

•	The amount with respect to the information is significant because of its size or nature;
•	The information is important for understanding the results of the Group;
•	It helps to explain the impact of significant changes in the Group’s business; or
•	It relates to an aspect of the Group’s operations that is important to its future performance.

Subsequent events

As a result of the New South Wales government’s decision to move to stage 4 restrictions in Greater Sydney, for an unknown period of time in response to the ongoing COVID-19 situation, 13 Honey Birdette stores are trading on reduced hours with Revenue mainly derived from Click & Collect and Click & Dispatch. These restrictions are being eased during October with stores reopening from 11 October 2021.

COVID-19 outbreaks in China are causing a Global shortage of containers being shipped from China to all three operating regions. Vessels operating ‘blank sailing’ (leaving port without cargo) with repercussions on the Global supply of our product. Our manufacturer partners have not confirmed any outbreaks in their relative factories. The situation is volatile and continues to be monitored. There is also a spike in the demand of goods coming out of China, but with this change in demand, China have reacted to the demand effectively.

All other stores globally remain open and trading, and our online stores around the world continue to trade. Our Australian Distribution Centre located in Greater Sydney, will continue to function whilst monitoring and following all government guidelines, as does our third party logistic providers in the USA and UK.

On 29th June 2021, the Directors signed the agreement for the sale of 100% of the shares to PLBY Group Limited. Final transferred ownership (i.e. Completion date) is expected to occur within 90 days from the date of signing.

On 8th October 2021, Kimberley Kidd made the decision to resign from the business for personal reasons. Kimberley will remain in office as a Director until the end of the 2021 calendar year. The replacement Australian director will be appointed by the PLBY Group Inc in due course.

On the 12th October 2021, the New South Wales state government approved Honey Birdette (Aust.) Pty Ltd to receive the Jobsaver government support scheme to support the closure of the New South Wales stores. The support will be approximately $1.1 million for the July to November 2021 period which falls into the 2022 financial year.

There are no other matters or circumstances that have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in future financial years.

Business Performance

This section highlights key financial performance measures of the Group, as well as Group financial metrics incorporating revenue, earnings, taxation and dividends.

2.	Revenue

The geographic information below analyses the Group’s revenue by region. In presenting the following information, segment revenue has been based on the geographic location of customers.

Consolidated ($000s)	2021
Sale of Goods
Australia	63,408
United Kingdom	8,774
Americas (United States of America)	21,838
Sales revenue	94,020
Other revenue
Interest	-
Other revenue	-
Total revenue	94,020

a.	Revenue recognition and measurement

Revenue is recognised when the customer obtains control of the goods, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Revenue is measured net of returns.

The following specific recognition criteria must also be met before revenue is recognised:

b.	Sale of Goods

Revenue from the sale of lingerie and bedroom accessories is recognised when the customer obtains control of the goods. A right of return provision has been recognised in line with the Group’s returns policy in line with the requirements of IFRS 15.

3.	Other Income

The Company recognises a contractual liability upon the sale of gift cards and subsequently derecognises the liability when gift cards are redeemed. Gift card redemption is estimated and recognised as revenue in proportion to the pattern of rights exercised by customers. On expiry of the gift card, any unused funds are recognised in full as income.

Consolidated ($000s)	2021
Recovery from income written off	-
Gift card breakage	252
Total other income	252

4.	Government Grants

The Group has benefited from various financial support measures offered by federal, state and local governments to provide financial relief to businesses during the COVID-19 pandemic.

These measures include JobKeeper Payment, Job Retention (Furlough) and ATO Cash Flow boast. The Group has not obtained any relief whereby its GST, VAT, income tax, employee withholding payments and payroll tax obligations. Unpaid deferred balances carried over from 28 June 2020 were settled in August 2021.

A business rates exemption has been granted to our UK stores for the year from 1 April 2020 to 31 March 2021, related to property rates and taxes. This waiver of business rates is recognised as income in the 2021 period.

The Group qualified for, and complied with the conditions to receive, wage subsidy grants in two of the territories in which it operates, namely Australia and United Kingdom. The payments received have been recognised as a government grant because the wage subsidy has been provided with the objective of keeping our employees connected to the Group during the COVID-19 crisis period. The grant income has been presented net of the related salaries and wages expense. During 2021 the Group has recognised $2,041,000 of wage subsidy grants in “employee benefits expense”, which for some employees includes a component of “top-up pay” as a result of certain wage subsidies being higher than their ordinary weekly pay.

Dependent on the rateable value of the property, some of our UK stores qualified for local business council grants. These grants amounted to $261,000 and were unconditional and so were included as a reduction in “Other expenses” when they became receivable.

5.	Results for the year

Consolidated ($000s)	2021
a. Expenses
Cost of sales	14,488
Write-off of obsolete inventory	(109)
Change in inventory on hand	5,283
Total Cost of Goods Sold	19,662

Employee benefits expenses:
• Wages & salaries	17,167
• Compulsory social security contributions	1,109
• Increase / (Decrease) in liability for long-service leave	(12)
• Government grant	(2,041)
Total Employee benefits expenses	16,223

Property expense on operating leases:
• variable lease expenses	769
• Outgoings	1,012
Total property expenses	1,781

Other expenses:
Selling expenses	9,295
Administration expenses	4,420
Total Other expenses	13,715

b. Finance costs
Interest expense for financial liabilities:
• interest and finance charges	44
• interest applied under IFRS 16	742
Total Finance costs	786

6.	Impairment

During the year ended 27 June 2021, no impairment charges were recognised within the consolidated statement of profit or loss and other comprehensive income.

7.	Dividends

The Board may pay any interim and final dividends that, in its judgement, the financial position of the Company justifies.

The following dividends were declared and paid by the Company for the year.

Consolidated ($000s)	2021
26,500 dollars per qualifying ordinary share	26,500

After the reporting date, no dividends were proposed by the Board of Directors.

All dividends paid during the year were fully franked interim dividends of 26,500 dollars per fully paid share.

Consolidated ($000s)	2021
Dividend Franking account	26,500
Franking credits available for subsequent reporting periods based on a tax rate of 30.0%	82

8.	Income Taxes

Recognition and measurement

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognised in the statement of profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

a.	Amounts recognised in profit or loss

Consolidated ($000s)	2021
Current tax expense
Current period	8,721
Changes in estimates related to prior years	(417)
8,364
Deferred tax (benefit)/expense
Origination and reversal of temporary differences	283
Changes in temporary differences related to prior years	266
549
Total income tax expense	8,853

b.	Reconciliation of effective tax rate

Consolidated ($000s)	2021
Profit before tax from continuing operations	32,301
Tax at the Australian tax rate of 30%	9,691
Effect of tax rates in foreign jurisdictions	(595)
Non-deductible expenses	20
Utilisation of carried-forward tax losses not previously recognised	(112)
Changes in estimate related to prior years	(151)
Total non-temporary differences	8,853
Temporary differences
Amounts recognised in OCI	-
Net movement in deferred tax balances	(549)
Total temporary differences	(549)

Income taxes payable for the current financial year	8,209
Income taxes payable at the beginning of the year	1,527
Less: tax paid during the year	(7,490)
Income taxes payable as at year end	2,246
Represented in the Statement of financial position by:
Current tax liabilities	2,246
Current tax assets	-

Effective tax rates (ETR)

Bases of calculation of each ETR

Global operations – Total consolidated tax expense ETR: IFRS calculated total consolidated company income tax expense divided by total consolidated accounting profit on continuing operations.

Australian operations – Australian company income tax expense ETR: IFRS calculated company income tax expense for all Australian companies and Australian operations of overseas companies included in these consolidated financial statements, divided by accounting profit derived by all Australian companies included in these consolidated financial statements.

Percentage	2021
ETR
Global operations – Total consolidated tax expense	27.00%
Australian operations – Australian company income tax expense	29.27%

Higher profits from USA and UK being derived, both regions have lower effective tax rates compared to the Australia operations.

Deferred tax assets and liabilities reconciliation

	Statement of financial position	Statement of profit or loss
Consolidated ($000s)	2021	2021
Property, plant and equipment	(777)	383
Employee benefits	247	(45)
Provisions	473	(112)
Other items	290	323
Deferred tax expense		549
Net deferred tax assets	233
Presented in the Statement of financial position as follows:
Deferred tax assets	233

Unused tax losses for which no deferred tax asset has been recognised total $598,138

Expected settlement of deferred tax balances

Consolidated ($000s)	2021
Deferred tax assets expected to be settled within 12 months	513
Deferred tax assets expected to be settled after 12 months	290
803
Deferred tax liabilities expected to be settled within 12 months	-
Deferred tax liabilities expected to be settled after 12 months	(570)
(570)
Net deferred tax assets	233

Asset Platform

This section outlines the key operating assets owned and liabilities incurred by the Group.

9.	Trade and other Receivables

Trade and other receivables are initially recognised at fair value and subsequently stated at their amortised cost using the effective interest method, less impairment losses.

Consolidated ($000s)	2021
Fitout contribution receivable	663
Drawdowns related to COVID negotiation	134
COVID abatement	261
Funds held in Escrow for Fitout	705
Total Trade and other Receivables	1,763

Impairment of receivables

Recoverability of receivables is assessed annually to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognised in profit or loss if the carrying amount of an asset exceeds its recoverable amount. The Group’s calculated allowance for expected credit loss at 27 June 2021 under IFRS 9 was not material.

The recoverable amount of the Group’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Significant receivables are individually assessed for impairment. Receivables with a short duration are not discounted.

Information about the Group’s exposure to credit and market risks, and impairment losses for Trade and other Receivables is disclosed in Note 23.

10.	Inventories

Recognition and measurement

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost includes the product purchase cost, import freight and duties together with other costs incurred in bringing inventory to its present location and condition using the weighted average cost method. All stock on hand relates to finished goods.

Costs of goods sold comprises purchase price from the supplier, cost of shipping product from supplier to warehouse, shrinkage and obsolescence. Warehouse and outbound freight costs are reported as Other expenses. Inventories recognised as expenses during 2021 and included in Cost of sales, amount to $19,661,000.

Consolidated ($000s)	2021
In warehouse and stores	6,873
Stock in Transit	3,845
Provision for obsolete stock	(216)
Shrinkage	(21)
Total Inventories	10,481

A policy for obsolete inventory is determined based on forecast future demand compared to inventory levels on hand, taking into account the age of the inventory and superseded lines.

In addition, an inventory shrinkage provision policy is applied to the value of net sales generated by each store and distribution centre since the date that each respective store or distribution centre was subject to a stock take. No other inventory or stock provisions are recognised.

11.	Other current assets

Consolidated ($000s)	2021
Prepayments	2,674
Security deposits	234
Total Other current assets	2,908

Prepayments arise mostly from Chinese vendors requiring deposits before production can occur. Settlement generally occurs upon completion of production and before finished goods are dispatched from China.

12.	Property, Plant and Equipment

Recognition and measurement

Owned Assets

Items of property, plant and equipment are stated at cost less accumulated depreciation less accumulated impairment. Cost includes expenditures that are directly attributable to the acquisition of the assets. The cost of acquired assets excludes estimates of the costs of dismantling and removing the items and restoring the site on which they are located where it is probable that such costs will be incurred.

Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the entity and the cost of the item can be measured reliably. All other costs are recognised in the profit or loss as an expense as incurred.

Depreciation and amortisation

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life on all property, plant and equipment. The residual value, the useful life and the depreciation method applied to an asset are re-assessed at least annually.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Leasehold improvements	10-50%
Capital work in progress	0%
Computer Equipment	33%
Plant & Equipment	15-20%

Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use. Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the disposed asset and are recognised in the profit or loss in the year the disposal occurs.

Consolidated ($000s)	Leasehold Improvements	Capital work in progress	Computer Equipment	Plant & Equipment	Total
Cost
Balance at 29 June 2020	13,039	1,329	924	64	15,356
Additions	2,565	-	365	-	2,930
Disposals	(197)	(455)	(1)	-	(653)
Effect of movement in exchange rates	(306)	2	(17)	-	(321)
Balance at 27 June 2021	15,101	876	1,271	64	17,312
Accumulated Depreciation and Impairment
Balance at 29 June 2020	7,829	-	541	38	8,408
Depreciation and Impairment for the year	1,885	-	252	9	2,146
Disposals	(197)	-	(1)	-	(198)
Effect of movement in exchange rates	(56)	-	(9)	(1)	(66)
Balance at 27 June 2021	9,461	-	783	46	10,290
Carrying amounts
At 29 June 2020	5,210	1,329	383	26	6,948
At 27 June 2021	5,640	876	488	18	7,022

13.	Right-of-Use-Asset

Consolidated ($000s)	Total
Cost
Balance at 29 June 2020	22,686
Additions	3,196
Modifications	-
Effect of movement in exchange rates	(530)
Balance at 27 June 2021	25,352
Accumulated Depreciation and Impairment
Balance at 29 June 2020	6,353
Depreciation and Impairment for the year	5,136
Effect of movement in exchange rates	(28)
Balance at 27 June 2021	11,461
Carrying amounts
At 29 June 2020	16,333
At 27 June 2021	13,891

The right-of-use assets are depreciated on a straight-line basis over the period of the lease term.

Additions to right-of-use assets represent leases for new stores and new leases for existing stores. Right-of-use assets have been adjusted for the re-measurement of lease liabilities due to changes to existing lease terms, including extensions to existing lease terms.

The Group has applied the IFRIC agenda decision, released in November 2019, clarifying how the lease term should be determined for arrangements that automatically renew until one of the parties gives notice to terminate. If a lease renewal is being actively sought and the lease renewal terms are reasonably known, the lease term has been adjusted to include the expected renewal term. If a lease renewal is not being sought, for example because the store will be relocated to a new location, the lease term has not been adjusted and the lease has not been recognised on the balance sheet.

The Group has elected to apply the practical expedient issued by the International Accounting Standards Board whereby it has not accounted for rent concessions that are a direct consequence of the COVID-19 pandemic as lease modifications. Rent concessions occur as a direct consequence of the COVID-19 pandemic if all the following conditions are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
•	Any reduction in lease payments affects only payments originally due on or before 27 June 2021; and
•	There is no substantive change to other terms and conditions of the lease.

The Group has recognised rent concessions as a credit to the variable lease expense, that are a direct consequence of the COVID-19 pandemic of $261,000 in the statement of profit or loss and other comprehensive income for the year ended 27 June 2021.

Expenses relating to variable lease payments not included in lease liabilities of $769,000 have been recognised in the statement of profit or loss and other comprehensive income for the year ended 27 June 2021.

14.	Intangible Assets

Recognition and measurement

Software

Significant costs associated with software are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of three years.

Consolidated ($000s)	Computer Software	Total
Cost
Balance at 29 June 2020	222	222
Additions	32	32
Disposals	-	-
Effect of movement in exchange rates	(2)	(2)
Balance at 27 June 2021	252	252
Accumulated Amortisation and Impairment
Balance at 29 June 2020	140	140
Amortisation for the year	59	59
Impairment for the year	-	-
Disposals	-	-
Effect of movement in exchange rates	(1)	(1)
Balance at 27 June 2021	198	198
Carrying amounts
At 29 June 2020	82	82
At 27 June 2021	54	54

An IFRIC agenda decision (cloud computing cost), released in April 2021, issuing guidance on whether configuration and customisation costs are required to be expensed upfront or capitalised. Exiting software would in fact be treated as a change in accounting policy, whereby the carrying amounts as at 27 June 2021 should be reversed out to opening Retained Earnings.

The Group has assessed and applied the agenda decision with no material impact.

15.	Impairment of Property, Plant and Equipment and Intangible Assets

Recognition and measurement

Impairment

Property, plant and equipment is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated in line with the calculation methodology listed below.

Cash-generating units

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.

Calculation of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Cash flow forecasts

Cash flow forecasts are based on the Group’s most recent plans. EBITDA for the purposes of impairment testing was based on expectations of future outcomes having regard to market demand and past experience. For store level tests, cash flow forecasts are modelled for the length of the lease, identified as the essential asset for store CGUs.

Discount rates

The Group applies a pre-tax discount rate to pre-tax cash flows. The pre-tax discount rates incorporate a risk-adjustment relative to the risks associated with the specific CGU (geographic position or otherwise).

Key assumptions at the Group level were as follows:

•	Discount rate 15%
•	Growth rate based on expected post-COVID recovery sales profile by market, with longer term growth rate assumption 3%

Reversals of impairment

Impairment losses recognised in previous years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

Impairment reversals in the current year is $705,000.

16.	Trade and other Payables

Recognition and measurement

Liabilities for trade payables and other amounts are carried at their amortised cost.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

Consolidated ($000s)	2021
Trade payables	3,498
Accrued expenses (including stock in transit accruals)	6,826
Gift card liability	1,191
Other Payables	3,371
Total Trade and other Payables	14,886

Trade payables are unsecured and are usually paid within 30 days of recognition. Information about the Group’s exposure to currency and liquidity risk is included in Note 23.

17.	Provisions

Recognition and measurement

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as a finance cost.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Consolidated ($000s)	Income received in advance	Site restoration	Return provision	Total
Balance as at 29 June 2020	531	515	-	1,046
Provisions made during the year	801	106	79	986
Provisions used during the year	(531)	(14)	-	(545)
Effect of movement in exchange rates	(2)	(2)	-	(4)
Balance as at 27 June 2021	799	605	79	1,483
Current	799	242	79	1,120
Non-current	-	363	-	363
	799	605	79	1,483

Income received in advance consists of cash received from customers when revenue has been deferred. See Revenue recognition Note 2a.

See Note 2b. for Return provision.

Site restoration

Description	Key Estimates

In accordance with the Group’s legal requirements, a provision for site restoration in respect of make good of leased premises is recognised when the premises are occupied.

The provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually, and any changes are reflected in the present value of the restoration provision at the end of the reporting period.

Expenditure to settle the restoration obligation at the end of the lease term is based on the Group’s best estimate.

18.	Employee Benefits

Recognition and measurement

Long-term service benefits

The Group’s net obligation in respect of long-term service benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates and is discounted using high quality Australian corporate bond rates at the balance sheet date which have maturity dates approximating to the terms of the Group’s obligations.

Short-term benefits

Liabilities for employee benefits for wages, salaries and annual leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees’ services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

Consolidated ($000s)	2021
Current
Liability for annual leave	537
Liability for long-service leave	140
Non-current
Liability for long-service leave	39
Total Employee Benefits	716

For details on the related employee benefit expenses, see Note 5a.

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

19.	Lease Liabilities

Recognition and measurement

Consolidated ($000s)	2021
Balance as at 29 June 2020	18,152
Liabilities recognised during the year	1,495
Re-measurement of lease liabilities	1,571
Lease payments	(6,060)
Interest	742
Effect of movement in exchange rates	(399)
Balance as at 27 June 2021	15,501
Current	5,242
Non-current	10,259
15,501

Additions to lease liabilities represent leases for new stores. Lease liabilities have been re-measured due to changes to existing lease terms, including extensions to existing lease terms.

The Group has applied the practical expedient whereby lease liabilities have not been re-measured for rent concessions that are a direct consequence of the COVID-19 pandemic, refer to note 13. The timing of the contractual cash flows for the lease liabilities are disclosed in note 23.

Risk and Capital Management

This section discusses the Group’s capital management practices, as well as the instruments and strategies utilised by the Group in minimising exposures to and impact of various financial risks on the financial position and performance of the Group.

20.	Capital and Reserves

Recognition and measurement

Ordinary shares

Initially, share capital is recognised at the fair value of the consideration received by the Company.

Share Capital

	No. of ordinary shares	Value of ordinary shares
	2021	2021
Share Capital	‘000’s	‘000’s
On issue at beginning of year	1	1
Issued during the year	-	-
On issue at end of year	1	1

All ordinary shares rank equally with regard to the Company’s residual assets.

Ordinary shares

The Company does not have authorised capital or par value in respect of its issued shares. All issued shares are fully paid.

The holders of these shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at general meetings of the Company.

Nature and purpose of reserves

Translation reserve

The translation reserve reflects all foreign currency differences of the international entities upon translation to the Group’s functional currency.

21.	Capital Management

Recognition and measurement

The Group’s policy is to maintain a low capital base so as to maximise return on investment. The Board of Directors seeks to ensure dividends are distributed monthly, without compromising the working capital required to maintain operations.

22.	Loans and Borrowings

Recognition and measurement

Loans and borrowings are initially recognised at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest method. In the closing balance of the 2021 period, the Bank overdraft was not in a drawdown position.

The Group has no loans or borrowings at 27 June 2021. The available $4.0 million revolving overdraft and Payaway facility remains undrawn at 27 June 2021.

Information about the Group’s exposure to interest rate, foreign currency and liquidity risk is included in Note 23.

23.	Financial Instruments – Fair Values and Risk Management

Fair Values

Recognition and measurement

The Group does not have any assets or liabilities that are required to be reported at fair value at 27 June 2021. The Group does not have any derivatives at 27 June 2021. Certain disclosures refer to fair value. All fair values disclosed are assessed for appropriateness by the Board in approving the financial report.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

27 June 2021	Carrying amount				Fair Value
Consolidated ($000s)	Note	Loans and receivables	Other financial assets/ liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value	-	-	-	-	-	-	-	-

Financial assets not measured at fair value:
Trade and other receivables	9	1,763	-	1,763	-	-	-	-
Cash and cash equivalents	24	5,211	-	5,211	-	-	-	-
		6,974	-	6,974	-	-	-	-
Financial liabilities not measured at fair value:
Bank overdrafts	-	-	-	-	-	-	-	-
Trade and other payables	16	14,886	-	14,886	-	-	-	-
		14,886	-	14,886	-	-	-	-

Financial risk management

The Group has exposure to the following risks arising from financial instruments:

•	credit risk
•	liquidity risk
•	market risk

Risk Management framework

The Group’s Board of Directors (“Board”) has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors are responsible for developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

The Board specific function with respect to risk management is to review and report to the Board that:

a.	the Group’s ongoing risk management program effectively identifies all areas of potential risk;
b.	adequate policies and procedures have been designed and implemented to manage identified risks;
c.	audits may be undertaken at the direction of the Board to test the adequacy of and compliance with prescribed policies; and
d.	proper remedial action is undertaken to redress areas of weakness.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and deposits placed for leased outlets.

The Group’s credit risk on its receivables is recognised on the consolidated statement of financial position at the carrying amount of those receivable assets, net of any provisions for doubtful debts. Receivable balances and deposit balances are monitored on a monthly basis with the result that the Group’s exposure to bad debts is not considered to be material.

Credit risk also arises from cash and cash equivalents with banks. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted by the Group.

At the reporting date, the carrying amount of financial assets recorded in the financial statements, net of any allowances for impairment losses, represents the Group’s maximum exposure to credit risk. There were no significant concentrations of credit risk.

As at 27 June 2021, $1,058,000 of trade receivables were past due but not impaired.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Cash flow forecasts are updated and monitored weekly.

In addition, the Group maintains the following lines of credit secured by security interests granted by Honey Birdette (Aust.) Pty Ltd over all of the Group’s assets in favour of the Australia and New Zealand Bank (ANZ):

•	$4.0 million revolving overdraft and Payaway facility;
•	$1.3 million commercial card facility and for global letters of credit and bank guarantees.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

27 June 2021	Contractual cash flows
Consolidated ($000s)	Carrying amount	Total	2 mths or less	2-12 mths or less	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Trade payables	14,886	14,886	14,886	-	-	-	-
Lease liabilities	15,501	17,928	1,006	4,237	3,849	6,250	2,586
Bank overdrafts	-	-	-	-	-	-	-
	30,387	32,814	15,892	4,237	3,849	6,250	2,586

The Group does not hold derivative instruments.

The future cash flows on trade payables may be different from the amount in the above table as exchange rates change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group does not use derivatives to manage market risks.

Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the respective functional currencies of Group companies. The presentation currency of the Group is the Australian dollar (AUD) which is the functional currency of the Group. The currencies in which transactions are primarily denominated are Australian dollars, US dollars and British pounds.

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

	27 June 2021
In thousands of	GBP	USD
Non-derivative financial liabilities
Cash and cash equivalents	818	1,464
Trade receivables	-	504
Trade payables	(573)	(752)
Net statement of financial position exposure	245	1,216

Sensitivity analysis

A reasonably possible strengthening (weakening) of the GBP or USD, against all other currencies would have affected the measurement of financial instruments denominated in a foreign currency and affected profit or loss by the amounts shown below. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The translation of the net assets in subsidiaries with a functional currency other than the Australian dollar has not been included in the sensitivity analysis as part of the equity movement.

There is no impact on equity as the foreign currency denominated assets and liabilities represent cash, receivables and payables.

	Profit or loss
Effect in thousands of dollars	Strengthening	Weakening
27 June 2021
GBP (5 percent movement)	268	(223)
USD (5 percent movement)	291	(254)

Interest rate risk

The Group is no subject to interest rate risk as the Group has no borrowings.

24.	Cash Flows

Recognition and measurement

Cash and cash equivalents comprise cash bank balances, cash in transit and cash held in stores. Bank overdrafts that are repayable on demand and form an integral part of the entity’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Consolidated ($000s)	2021
Bank balances
Cash and cash equivalents in the statement of financial position	5,211
Bank overdrafts used for cash management purposes	-
Cash and cash equivalents in the statement of cash flows	5,211

Other information

This section includes mandatory disclosures to comply with International Financial Reporting Standards.

25.	List of subsidiaries

Set out below is a list of subsidiaries of the Group. All subsidiaries are wholly owned, unless otherwise stated.

Name	Principal place of business
Honey Birdette (UK) Limited	United Kingdom
Honey Birdette US Inc	United States of America
Honey Birdette (Singapore) PTE Limited	Singapore
Honey Birdette (Canada) Ltd	Canada

Honey Birdette (Singapore) PTE Limited and Honey Birdette (Canada) Ltd are dormant entities.

26.	Commitments and Contingencies

Guarantees

The Group has guarantees outstanding to landlords and other parties to the value of $460,000 at 27 June 2021. The guarantees are secured against the assets of the Group.

Capital commitments and contingent liabilities

The Group is committed to incur capital expenditure of $570,000. There are no contingent liabilities that exist at 27 June 2021.

27.	Related parties

Parent and ultimate controlling party

Honey Birdette (Aust.) Pty Ltd is the parent entity. The ultimate entity and controlling party is BBRC International Pte Limited, a Singaporean entity. Subsidiaries of the Group are listed in note 25.

a.	Transactions with key management personnel

i.	Key management personnel compensation

The key management personnel compensation comprised the following:

Consolidated ($000s)	2021
Short-term employee benefits	1,096
Compulsory social security contributions	104
1,200

Compensation of the Group’s key management personnel includes salaries and non-cash benefits.

ii.	Key management personnel and Director transactions

Some of the Key management personnel, or their related parties, hold positions in other companies that result in them having control or joint control over these companies. There were no transactions or balances outstanding from these related parties during the period or at 27 June 2021.

b.	Other related party transactions

	Transaction values for the year ended:	Balance outstanding as at:
Consolidated ($000s)	27 June 2021	27 June 2021
Expenses:
Expense recharges	10	-
Sales:
Recharges	-	-

Transactions between related parties are wholly due to property and human resource services provided by Sanity Entertainment Pty Ltd (“Sanity”). Ray Itaoui, a significant shareholder of the Group, is the sole shareholder of Sanity, therefore is in a position of holding significant influence in relation to both parties. The Group has and will continue to benefit from the relationships that its management team and Sanity have developed over many years of retail operating experience. All recharges are priced on at cost with no additional margin. The Group will continue to utilise Sanity’s retail operating experience on an as needed basis.

All outstanding balances with other related parties are priced at cost, and are to be settled in cash within two months post the end of the reporting year. None of the balances are secured. No expense has been recognised in the current year for bad or doubtful debts in respect of amounts owed by related parties.

28.	New standards and Interpretations not yet adopted

A number of new standards are effective for annual periods beginning after 1 July 2021 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

•	IFRS 1:	Classification of Liabilities as Current or Non-current;
•	IFRS 3:	Reference to Conceptual Framework;
•	IFRS 16:	Property, Plant and Equipment: Proceeds before Intended Use; and
•	IFRS 37:	Onerous Contracts – Costs of Fulfilling a Contract;
•	IFRS 9:	Financial Instruments: Fees in the ’10 per cent’ test for derecognition of financial liabilities

The above standards are not expected to have a significant impact on the Group’s financial statements in the year of their initial application.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and year ended December 31, 2020 are based on the historical financial statements of PLBY Group, Inc. (“PLBY”) and Honey Birdette (Aust) Pty Limited (“Honey Birdette”) after giving effect to PLBY’s acquisition of Honey Birdette using the acquisition method of accounting and applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the closing of the acquisition (the “Closing”) as if it took place on June 30, 2021 and combines the historical balance sheets of PLBY as of June 30, 2021 and Honey Birdette as of June 27, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 give effect to the Closing as if it took place as of January 1, 2020. As PLBY and Honey Birdette have different quarter and year ends, we have prepared Honey Birdette’s statements of operations for the 52-week period ended December 27, 2020 and for the 26-week period ended June 27, 2021 for purposes of combining with the PLBY statements of operations for the year ended December 31, 2020 and for the six month period ended June 30, 2021, respectively, and have used Honey Birdette’s balance sheet at June 27, 2021 to combine with the historical balance sheet of PLBY at June 30, 2021 for purposes of preparing the unaudited pro forma condensed combined balance sheet as of June 30, 2021.

The acquisition has been accounted for under the acquisition method of accounting in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the total estimated purchase price, calculated as described in Note 1 to the unaudited pro forma condensed combined financial information, is allocated to the net tangible and intangible assets of Honey Birdette acquired in connection with the acquisition, based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the net tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. These preliminary estimates and assumptions are subject to change during the measurement period (up to the time it takes to gather the necessary information and no longer than one year from the acquisition date). The final determination of the values of assets and liabilities and integration costs may result in actual values, assets, liabilities and expenses that are different from those set forth in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only and is not necessarily indicative of the condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had PLBY and Honey Birdette been a combined company during the specified periods. The unaudited pro forma condensed combined financial information does not reflect any operating efficiencies and/or cost savings that may be achieved with respect to the combined companies, or any liabilities that may result from integration activities. The pro forma adjustments are based on the information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial information, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with the audited financial statements of PLBY’s wholly-owned subsidiary and accounting predecessor, Playboy Enterprises, Inc., included in the Current Report on Form 8-K/A as filed by PLBY with the Securities and Exchange Commission on March 31, 2021, and PLBY’s Quarterly Report on Form 10-Q for the six months ended June 30, 2021, in addition to Honey Birdette’s historical consolidated financial statements for the 52-week period ended June 27, 2021, which are included in Exhibit 99.1 to this Current Report on Form 8-K/A.

Unaudited Pro Forma Condensed Combined Balance Sheet

(in thousands)

	PLBY Historical	Honey Birdette Historical
	June 30, 2021	June 27, 2021	Transaction Accounting Adjustments	Notes	Financing	Notes	Pro Forma Combined
	Note (3a)	Note (3b)
Assets
Current assets:
Cash and cash equivalents	$255,529	$3,956	$(233,441)	3(c)	$66,243	3(c)	$92,287
Receivables, net of allowance for doubtful accounts	6,770	1,339	—		—		8,109
Inventories, net	18,263	7,959	6,233	3(j)	—		32,455
Prepaid expenses and other current assets	14,215	2,208	—		—		16,423
Total current assets	294,777	15,462	(227,208)		66,243		149,274
Restricted cash	2,130	—	—		—		2,130
Property and equipment, net	20,925	5,333	—		—		26,258
Intangible assets, net	342,812	41	77,236	3(d)	—		420,048
			(41)	3(n)
Goodwill	16,814	—	224,088	3(k)	—		240,575
			(368)	3(n)
			41	3(n)
Contract assets, net of current portion	14,667	—	—		—		14,667
Other noncurrent assets	12,657	609	—		—		13,266
Total assets	$704,782	$21,445	$73,748		$66,243		$866,218
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,467	$3,568	$—		$—		$19,035
Accrued salaries, wages, and employee benefits	2,377	1,191	—		—		3,568
Deferred revenues, current portion	10,644	368	(368)	3(n)	—		10,644
Long-term debt, current portion	2,093	—	—		700	3(f)	2,793
Contingent consideration	—	—	25,340	3(o)	—		25,340
Other current liabilities and accrued expenses	19,359	9,635	8,186	3(h)	—		37,548
			368	3(d)
Total current liabilities	49,940	14,762	33,526		700		98,928
Deferred revenues, net of current portion	42,891	—	—		—		42,891
Long-term debt, net of current portion	159,438	—	—		67,558	3(g)	226,996
Deferred tax liabilities, net	73,797	—	22,489	3(e)	—		96,286
Other noncurrent liabilities	5,160	1,122	1,471	3(d)	—		7,753
Total liabilities	331,226	15,884	57,486		68,258		472,854
Commitments and contingencies (Note 13)
Redeemable noncontrolling interest	(208)	—	—		—		(208)
Stockholders’ equity:
Common stock	4	—	216	3(l)	—		220
Treasury stock, at cost	(4,445)	—	—		—		(4,445)
Additional paid-in capital	470,134	—	29,793	3(l)	—		499,927
Accumulated deficit	(91,929)	5,561	(8,186)	3(h)	(2,015)	3(i)	(102,130)
			(5,561)	3(m)
Total stockholders’ equity	373,764	5,561	16,262		(2,015)		393,572
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	$704,782	$21,445	$73,748		$66,243		$866,218

See accompanying notes to unaudited pro forma combined financial information.

2

Unaudited Pro Forma Condensed Combined Statement of Operations

(in thousands, except per share amounts)

	PLBY Historical	Honey Birdette Historical
	Six Months Ended		Transaction
	June 30, 2021	June 27, 2021	Accounting Adjustments	Notes	Financing	Notes	Pro Forma Combined
	Note (4a)	Note (4b)
Net revenues	$92,531	$37,900	$—		$—		$130,431
Costs and expenses
Cost of sales	(42,699)	(7,921)	—		—		(50,620)
Selling and administrative expenses	(57,561)	(17,078)	(3,182)	4(c)			(77,821)
Related party expenses	(250)	—	—		—		(250)
Total costs and expenses	(100,510)	(24,999)	(3,182)		—		(128,691)
Operating (loss) income	(7,979)	12,901	(3,182)		—		1,740
Nonoperating income (expense):
Interest expense	(5,550)	(3)	—		(2,301)	4(d)	(7,854)
Loss on extinguishment of debt	(1,217)	—	—		—		(1,217)
Other income, net	742	99	—		—		841
Total nonoperating (expense) income	(6,025)	96	—		(2,301)		(8,230)
Income (loss) before income taxes	(14,004)	12,997	(3,182)		(2,301)		(6,490)
Benefit (expense) from income taxes	91	(2,978)	877	4(g)	634	4(g)	(1,376)
Net (loss) income	(13,913)	10,019	(2,305)		(1,667)		(7,866)
Net (loss) income attributable to redeemable noncontrolling interest	—	—	—		—		—
Net (loss) income attributable to PLBY	$(13,913)	$10,019	$(2,305)		$(1,667)		$(7,866)
Net loss per share, basic and diluted	$(0.42)	$—					$(0.23)
Weighted-average shares used in computing net loss per share, basic and diluted	33,298,957	—	1,129,331	3(l)			34,428,288

See accompanying notes to unaudited pro forma combined financial information.

3

Unaudited Pro Forma Condensed Combined Statement of Operations

(in thousands, except per share amounts)

	PLBY Historical	Honey Birdette Historical
	12 Months Ended		Transaction
	December 31, 2020	December 27, 2020	Accounting Adjustments	Notes	Financing	Notes	Pro Forma Combined
	Note (4a)	Note (4b)
Net revenues	$147,662	$53,862	$—		$—		$201,524
Costs and expenses:
Cost of sales	(73,180)	(14,774)	(6,233)	4(e)	—		(94,187)
Selling and administrative expenses	(59,863)	(25,788)	(8,186)	4(f)	(2,015)	3(j)	(101,547)
			(5,695)	4(c)
Related-party expenses	(1,007)	—	—		—		(1,007)
Total costs and expenses	(134,050)	(40,562)	(20,114)		(2,015)		(196,741)
Operating income (loss)	13,612	13,300	(20,114)		(2,015)		4,783
Nonoperating income (expense):
Investment income	30	1	—		—		31
Interest expense	(13,463)	—	—		(4,577)	4(d)	(18,040)
Gain from settlement of convertible promissory note	1,454	—	—		—		1,454
Other income, net	168	1,321	—		—		1,489
Total nonoperating (expense) income	(11,811)	1,322	—		(4,577)		(15,066)
Income (loss) before provision for income taxes	1,801	14,622	(20,114)		(6,592)		(10,283)
Benefit (expense) from income taxes	(7,072)	(4,671)	3,286	4(g)	1,816	4(g)	(6,641)
Net (loss) income	(5,271)	9,951	(16,828)		(4,776)		(16,924)
Net (loss) income attributable to redeemable noncontrolling interest	—	—	—		—		—
Net (loss) income attributable to PLBY	$(5,271)	$9,951	$(16,828)		$(4,776)		$(16,924)
Net loss per share, basic and diluted	$(1.33)	$—	$—				$(3.32)
Weighted-average shares used in computing net loss per share, basic and diluted	3,961,996	—	1,129,331	3(l)			5,091,327

See accompanying notes to unaudited pro forma combined financial information.

4

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Pro Forma Presentation

Description of the Acquisition

On June 28, 2021 (“Contract Date”), PLBY entered into a Share Purchase Agreement (the “SPA”) to acquire Honey Birdette, a company organized under the laws of Australia. Aggregate consideration of $327.7 million as of the Contract Date consisted of approximately $235.0 million in cash based on an exchange rate of 0.7391 and 2,155,849 shares of PLBY common stock, valued at $92.7 million as of the Contract Date, based on a Contract Date per share price of $43.02. Pursuant to the SPA, on August 9, 2021 (“Closing Date”), PLBY acquired all of the capital stock of Honey Birdette. PLBY’s Closing Date per share price of $26.57 resulted in total consideration transferred of $288.7 million. As a result of the transaction, Honey Birdette became an indirect, wholly-owned subsidiary of PLBY. On August 19, 2021, an additional 4,412 shares of PLBY common stock were issued to the Honey Birdette sellers pursuant to the terms of a true-up under the SPA. For the proforma purposes these shares have been considered issued at Closing.

In connection with the acquisition, on August 11, 2021, PLBY entered into an amendment (the “First Amendment”) to its Credit and Guaranty Agreement, dated May 25, 2021 (the “2021 Term Credit Agreement”) to (a) obtain a $70.0 million incremental term loan for the purpose of funding the acquisition, thereby increasing the aggregate principal amount of term loan indebtedness outstanding under the 2021 Term Credit Agreement to $230.0 million, and (b) amend the terms of the 2021 Term Credit Agreement to, among other things, permit Honey Birdette and certain of its subsidiaries to guaranty the obligations under the 2021 Term Credit Agreement.

Basis of Pro Forma Preparation

The unaudited pro forma combined financial statements are based on the historical consolidated financial statements of PLBY and the historical financial statements of Honey Birdette, after giving effect to the acquisition using the acquisition method of accounting in accordance with ASC 805, and applying the assumptions and adjustments described herein.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical consolidated balance sheets of PLBY and Honey Birdette, giving effect to the acquisition as if it had been completed on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical consolidated statements of operations of PLBY and Honey Birdette, giving effect to the acquisition as if it had been completed on January 1, 2020.

The pro forma financial statements are presented in United States dollars (“USD”) and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Since Honey Birdette’s historical consolidated financial statements are presented in Australian dollars (“AUD”) and prepared in accordance with International Financial Reporting Standards (“IFRS”), the historical financial information of Honey Birdette used in the pro forma financial statements has been reconciled to US GAAP and translated into USD. For comparative purposes certain line items were renamed or reclassified to conform with the pro forma financial presentation.

PLBY and Honey Birdette have different fiscal quarter and year ends. Honey Birdette follows a fiscal calendar widely used by the retail industry that results in a fiscal year consisting of a 52- or 53-week period ending on the Sunday closest to June 30. Each fiscal year of Honey Birdette consists of four 13-week quarters, with an extra week added to each fiscal year every five or six years. PLBY follows a monthly reporting calendar, with its fiscal year ending on December 31. Accordingly, the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2020 combines the historical results of (i) Honey Birdette for the 52-week period ended December 27, 2020 and (ii) PLBY for the 12-month period ended December 31, 2020. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical results of (i) Honey Birdette for the 26-week period ended June 27, 2021 and (ii) PLBY for the six-month period ended June 30, 2021. We have prepared Honey Birdette’s statements of operations for the 52-week period ended December 27, 2020 and for the 26-week period ended June 27, 2021 for purposes of combining with the PLBY statements of operations, and have used Honey Birdette’s balance sheet at June 27, 2021 to combine with the historical balance sheet of PLBY at June 30, 2021 for purposes of preparing the unaudited pro forma condensed combined balance sheet as of June 30, 2021. The difference in fiscal periods for Honey Birdette and PLBY is considered to be insignificant and no related adjustments have been made in the preparation of this unaudited pro forma condensed combined financial information.

Accounting Policies

During preparation of the unaudited pro forma condensed combined financial information, PLBY management performed a preliminary analysis to identify differences in accounting policies and methodologies between PLBY and Honey Birdette. Such differences were considered immaterial, other than the lease adjustment discussed in Note 4(b), and no other related adjustments have been made in the preparation of this unaudited pro forma condensed combined financial information. PLBY management will continue to conduct reviews of Honey Birdette’s accounting policies and methodologies and may identify differences that, when adjusted or reclassified, could have a material impact on the unaudited pro forma condensed combined financial information.

5

2.	Preliminary Acquisition Price Allocation

Consideration Transferred

The following table presents the fair value of the consideration transferred in the acquisition of Honey Birdette (in thousands) at Closing. The amounts initially reported in AUD, were translated into USD using an exchange rate of 0.73558 as of the Acquisition Date.

Cash consideration, net of transaction bonuses (1)	$233,441
Stock consideration:
Transferred shares (2)	29,889
Lock-up shares (3)	27,390
FY22 true-up (4)	(2,050)
FY21 true-up (5)	120
Total consideration transferred	$288,790

(1) Net of transaction bonuses of $0.4 million awarded to Honey Birdette executives in connection with the acquisition.

(2) The fair value of approximately 1,124,919 shares of common stock of PLBY transferred to the sellers based on a price of $26.57 per share at Closing.

(3) The fair value of approximately 1,030,930 shares of common stock of PLBY issued and held in a transfer agent account based on a price of $26.57 per share at Closing.

The lock-up shares are subject to the following post-closing true-up adjustments:

Following the Closing, the Honey Birdette sellers are entitled to the issuance of additional shares of PLBY common stock in the event that Honey Birdette’s financial results for each of its 2021 and 2022 fiscal years exceed certain financial targets set forth in the SPA (each a “True-Up”). In the event that Honey Birdette fails to achieve certain financial results for its 2021 and 2022 fiscal years as set forth in the SPA, a portion of the stock consideration may be canceled in accordance with the terms of the SPA. On August 19, 2021, an additional 4,412 shares of PLBY common stock were issued to the Honey Birdette sellers pursuant in satisfaction of the fiscal year 2021 True-Up.

(4) FY22 True-up adjustment represents a fair value of the settlement at Closing based on Honey Birdette’s fiscal year 2022 forecasted revenue.

(5) FY21 True-up adjustment represents a fair value of the settlement at Closing based on Honey Birdette’s fiscal year 2021 EBITDA results and price per share of $26.57 at Closing, which resulted in 4,412 shares of common stock of PLBY being issued to the sellers.

The following table presents the preliminary estimates of fair values of the assets acquired and the liabilities assumed as if the acquisition had closed on June 30, 2021. The allocation of assets and liabilities was performed in accordance with ASC 805, utilizing the definition of fair value as defined in ASC 820. The fair values of the below listed assets and liabilities were calculated as of August 9, 2021 (the “Acquisition Date”) and adjusted to reflect the balances as of June 30, 2021 to be used in the preparation of this unaudited pro forma condensed combined financial information. PLBY’s preliminary estimates are based on the information that was available as of the date of this filing. The preliminary estimated allocation will be subject to further refinement and may result in material changes. These changes will primarily relate to the allocation of consideration transferred and the fair value assigned to all tangible and intangible assets and liabilities acquired and identified. The final purchase price and goodwill could differ significantly from the current estimate, which could materially impact the pro forma financial statements. PLBY has one year from the Acquisition Date to finalize these amounts:

Net assets and liabilities (in thousands):	As of June 30, 2021
Inventory (1)	$14,190
Property and equipment	5,333
Other tangible net assets (liabilities)	(11,685)
Unfavorable leasehold interest, net	(1,839)
Trade name	77,236
Deferred tax liability	(22,489)
Total net assets acquired	60,746
Purchase consideration, net of $4 million cash acquired	284,834
Goodwill	$224,088

(1) The fair value of inventory includes inventory step-up adjustment of $6.23 million.

Property and Equipment: The following table shows a breakdown of the preliminary fair value of property and equipment and their estimated useful lives as of June 30, 2021:

6

	Estimated Useful Life (in years)	Fair Value (in thousands)
Furniture and fixtures	5	$427
Leasehold improvements	5	4,906
		$5,333

Intangible Assets (liabilities): The following table shows a breakdown of the preliminary fair value of identifiable intangible assets acquired and liabilities assumed, including their estimated useful lives as of June 30, 2021:

	Estimated Useful Life (in years)	Fair Value (in thousands)
Trade name	12	$77,236
Unfavorable leasehold interest, net	5	(1,839)
		$75,397

3.	Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

Refer to the items below for a reconciliation of the pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet:

(a)	Represents the unaudited historical condensed consolidated balance sheet of PLBY as of June 30, 2021.

(b)	Represents the unaudited historical condensed consolidated balance sheet of Honey Birdette as of June 27, 2021.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(c)	Represents the adjustment to cash and cash equivalents as follows (in thousands):

Pro forma financing adjustment:
Net proceeds from term loan facility (1)	$66,243
Pro forma transaction accounting adjustment:
Consideration transferred (2)	(233,441)
Total pro forma adjustment to cash	$(167,198)

(1) Reflects the proceeds, net of $2.0 million in debt issuance costs, charged to operations, and $1.7 million of debt discount capitalized, from the additional term loan facility discussed in Note 1.

(2) Reflects total cash consideration transferred to Honey Birdette upon closing net of $0.4 million transaction bonuses to Honey Birdette executives.

(d)	Represents the adjustment to intangible assets (liabilities) of Honey Birdette based on the estimated fair value as discussed in Note 2.

(e)	The pro forma tax adjustments are calculated using an estimated blended statutory rate of 27.55% based on the predominant taxable jurisdictions of Honey Birdette.

(f)	The current portion of the debt adjustment is comprised of the proceeds of the First Amendment that will be due to be repaid within the first 12 months after issuance.

(g)	The non-current portion of the debt adjustment is comprised of the proceeds of the First Amendment that will be due to be repaid after the first 12 months after issuance, net of unamortized debt discount.

(h)	Represents the accrual of additional transaction costs incurred subsequent to June 30, 2021. The remaining transaction costs of $4.7 million are included in the historical income statement of PLBY for the six months ended June 30, 2021. These costs will not affect PLBY’s income statement beyond 12 months after the Acquisition Date.

(i)	Represents debt issuance costs associated with the First Amendment that were expensed.

(j)	Represents a step-up adjustment to inventory of Honey Birdette based on the estimated fair value as discussed in Note 2.

(k)	Reflects the preliminary purchase price allocation and recognition of goodwill based on the estimated fair value discussed in Note 2.

(l)	Reflects the issuance of 1,124,919 and 4,412 shares of common stock of PLBY (par value of $0.0001 per share) to Honey Birdette sellers at a price per share of $26.57 at Closing as discussed in Note 1.

(m)	Reflects the elimination of historical equity of Honey Birdette.

(n)	Represents an adjustment to derecognize certain assets and liabilities to fair value.

(o)	Represents the fair value of contingent consideration in relation to the Lock-up Shares and FY22 True-up as discussed in Note 2.

7

4.	Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

Refer to the items below for a reconciliation of the pro forma adjustments reflected in the unaudited pro forma condensed combined statements of operations:

(a)	Represents the unaudited historical condensed consolidated statements of operations of PLBY for the year ended December 31, 2020 and the six months ended June 30, 2021.

(b)	Represents the unaudited historical condensed consolidated statements of operations of Honey Birdette for the 52-week period ended December 27, 2020 and the 26-week period ended June 27, 2021.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 are as follows:

(c)	Represents the adjustments to record amortization expense related to the increased basis of acquired intangible assets of Honey Birdette and unfavorable leasehold interest liability, which have been recorded at estimated fair value on a pro forma basis and will be amortized, on a straight-line basis, over their estimated useful lives as discussed in Note 2.

(d)	Represents additional interest expense and amortization of related debt discount associated with the borrowing of an additional $70.0 million under PLBY’s 2021 Term Credit Agreement used to partially finance the acquisition.

(e)	Represents the amortization of the inventory fair value step-up adjustment.

(f)	Represents transaction costs incurred subsequent to June 30, 2021 through the Acquisition Date.

(g)	The pro forma tax adjustments are calculated using an estimated blended statutory rate of 27.55% based on the predominant taxable jurisdictions of Honey Birdette.

5.	Adjustments to Honey Birdette Historical Financial Statements to Conform to U.S. GAAP

During the preparation of these unaudited pro forma condensed combined financial statements, management performed a preliminary analysis of Honey Birdette’s financial information to identify differences in accounting policies as compared to those of PLBY and differences in financial statement presentation as compared to the presentation of PLBY, including certain adjustments and reclassifications to conform the historical financial information of Honey Birdette from IFRS to US GAAP and to translate the financial statements from AUD to USD.

Following the acquisition, PLBY will perform a detailed review of Honey Birdette’s accounting policies. As a result of that review, PLBY may identify differences between the accounting policies of PLBY and Honey Birdette that, when conformed, could have a material impact on the consolidated financial statements of the combined company. At this time, PLBY is not aware of any significant accounting policy differences.

8

Honey Birdette Pro Forma Condensed Balance Sheet

As of June 27, 2021

(in thousands)

	Historical Honey Birdette (AUD)	IFRS to U.S. GAAP and Reclassification Adjustments (AUD)	Notes	Historical Adjusted Honey Birdette (AUD)	Historical Adjusted Honey Birdette (USD)
Assets
Current assets:
Cash and cash equivalents	$5,211	$(2)	5(e)	$5,209	$3,956
Trade and other receivables/Receivables, net of allowance for doubtful accounts	1,763	—		1,763	1,339
Inventories/Inventories, net	10,481	(1)	5(e)	10,480	7,959
Other current assets/Prepaid expenses and other current assets	2,908	—		2,908	2,208
Total current assets	20,363	(3)		20,360	15,462
Property, plant and equipment/Property and equipment, net	7,022	1	5(e)	7,023	5,333
Intangible assets/Intangible assets, net	54	—		54	41
Right-of-use asset	13,891	(13,891)	5(b)i, 5(b)iv	—	—
Deferred tax assets	803	(803)	5(d)	—	—
Other noncurrent assets	—	802	5(d)	802	609
Total assets	$42,133	$(13,894)		$28,239	$21,445
Liabilities and Stockholders’ Equity
Current liabilities:
Trade and other payables/Accounts payable	$14,886	$(10,187)	5(d)	$4,699	$3,568
Lease liabilities	5,242	(5,242)	5(b)i	—	—
Current tax liabilities	2,246	(2,246)	5(d)	—	—
Employee benefits/Accrued salaries, wages, and employee benefits	677	891	5(d)	1,568	1,191
Provisions	1,120	(1,120)	5(d)	—	—
Deferred revenues, current portion	—	485	5(d)	485	368
Other current liabilities and accrued expenses	—	12,687	5(b)ii, 5(d)	12,687	9,635
Total current liabilities	24,171	(4,732)		19,439	14,762
Lease liabilities	10,259	(10,259)	5(b)i	—	—
Employee benefits	39	(39)	5(d)	—	—
Provisions	363	(363)	5(d)	—	—
Deferred tax liabilities, net	570	(570)	5(d)	—	—
Other noncurrent liabilities	—	503	5(b)ii	1,477	1,122
	—	974	5(d)
Total liabilities	35,402	(14,486)		20,916	15,884
Stockholders’ equity:
Share Capital/Common stock	1	(1)	5(d)	—	—
Retained Earnings/Accumulated deficit	7,192	131	5(b)i, 5(b)ii, 5(b)iv, 5(d)	7,323	5,561
Foreign currency translation reserve	(462)	462	5(d)	—	—
Total stockholders’ equity	6,731	592		7,323	5,561
Total liabilities, redeemable noncontrolling interest, and stockholders’ equity	$42,133	$(13,894)		$28,239	$21,445

9

Honey Birdette Pro Forma Condensed Income Statement

26-Week Period Ended June 27, 2021

(in thousands)

	Historical Honey Birdette (AUD)	IFRS to U.S. GAAP and Reclassification Adjustments (AUD)	Notes	Historical Adjusted Honey Birdette (AUD)	Historical Adjusted Honey Birdette (USD)
Net revenues	$49,132			$49,132	$37,900
Costs and expenses
Cost of sales	(10,268)	–		(10,268)	(7,921)
Selling and administrative expenses	(21,351)	(788)	5(b)ii, 5(b)iii, 5(b)iv, 5(b)vi	(22,139)	(17,078)
Total costs and expenses	(31,619)	(788)		(32,407)	(24,999)
Operating income (loss)	17,513	(788)		16,725	12,901
Nonoperating income (expense):
Interest expense	(351)	347	5(b)v	(4)	(3)
Loss on extinguishment of debt	–	–		—	—
Other (expense) income, net	128	–		128	99
Total nonoperating (expense) income	(223)	347		124	96
Income before income taxes	17,290	(441)		16,849	12,997
Benefit (expense) from income taxes	(3,868)	7	5(c)	(3,861)	(2,978)
Net income	$13,422	$(434)		$12,988	$10,019

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Honey Birdette Pro Forma Condensed Income Statement

52-Week Period Ended December 27, 2020

(in thousands)

	Historical Honey Birdette (AUD)	IFRS to U.S. GAAP and Reclassification Adjustments (AUD)	Notes	Historical Adjusted Honey Birdette (AUD)	Historical Adjusted Honey Birdette (USD)
Net revenues	$78,024			$78,024	$53,862
Costs and expenses				–	–
Cost of sales	(21,401)	–		(21,401)	(14,774)
Selling and administrative expenses	(36,982)	(253)	5(b)ii, 5(b)iii, 5(b)iv, 5(b)vi	(37,235)	(25,704)
Loss on disposals of assets	(121)	–		(121)	(84)
Total costs and expenses	(58,504)	(253)		(58,757)	(40,562)
Operating income (loss)	19,520	(253)		19,267	13,300
Nonoperating income (expense):
Investment income	1	–		1	1
Interest expense	(1,253)	1,253	5(b)v	–	–
Other income, net	1,913	–		1,913	1,321
Total nonoperating income	661	1,253		1,914	1,322
Income (loss) before provision for income taxes	20,181	1,000		21,181	14,622
Provision for income taxes	$(6,756)	$(10)	5(c)	$(6,766)	$(4,671)
Net income	13,425	990		14,415	9,951

(a)	The historical pro forma condensed balance sheet and condensed income statements, each initially reported in AUD, were translated into USD using the following historical foreign exchange rates:

AUD/USD
Period end exchange rate as of June 27, 2021	0.7594
Average exchange rate for the 52-week period ended December 27, 2020	0.6903
Average exchange rate for the 26-week period ended June 27, 2021	0.7714

(b)	Lease accounting: Honey Birdette accounts for all leases as finance leases under IFRS 16 whereas under U.S. GAAP, leases are classified as either finance or operating. Additionally, PLBY currently accounts for its leases under ASC 840 whereby operating leases are not recognized on the balance sheet. As a result, the following adjustments were made to convert Honey Birdette’s consolidated balance sheet and income statements from IFRS to U.S. GAAP:

(i)	Noncurrent assets, current liabilities and other noncurrent liabilities were reduced by the carrying amount of the finance lease right of use assets and finance lease liabilities, respectively. The net difference between the right of use assets and liabilities was recorded as an adjustment to accumulated deficit.

(ii)	Deferred rent was recorded for operating leases within other current and noncurrent liabilities under U.S. GAAP.

(iii)	Depreciation expense on the right of use assets was reversed due to such assets being derecognized under U.S. GAAP.

(iv)	Previously recorded impairment on the right of use assets was reversed due to such assets being derecognized under U.S. GAAP.

(v)	Interest expense related to the lease liability was reversed due to the derecognition of the lease liability under U.S. GAAP.

(vi)	Straight-line rent expense was recorded for all operating leases under U.S. GAAP.

(c)	Represents the tax impact of all U.S. GAAP conversion adjustments above.

(d)	Represents a reclassification to conform to PLBY’s presentation.

(e)	Represents adjustments due to differences in foreign currency translation rates used between Honey Birdette and PLBY.

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